# Geoffrey T. Chalmers, Esq.
*Attorney at Law*

33 Broad Street
Suite 1100
Boston, MA 02109

Tel (617) 523-1960
Fax (617) 227-3709
e-mail: chalm@worldnet.att.net

BY TELECOPIER
Pam Howell, Esq.
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

March 20, 2008

Re:   Raike Real Estate Income Fund, LLC
Offering Statement on Form 1-A – Request for Qualification
File No 24-10163

Dear Ms. Howell:

    Pursuant to our recent telephone communications and the clearance of our filing by FINRA yesterday, March 19, 2008, we hereby request that our regulation A offering be Qualified on March 21, 2008 or as soon thereafter as practicable. If there is anything further you need, please do not hesitate to contact me.

Sincerely,



Geoffrey T. Chalmers

Cc: William J. Raike